VTTI Energy Partners LP

25-27 Buckingham Palace Road

London, SW1W 0PP

United Kingdom

July 21, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Anne Parker, Branch Chief
Division of Corporation Finance

Re:	VTTI Energy Partners LP
Amendment No. 2 to Registration Statement on Form F-1
Filed July 14, 2014
Response Letter Dated July 14, 2014
File No. 333-196907

Ladies and Gentlemen:

This letter includes the responses of VTTI Energy Partners LP, a Marshall Islands limited partnership (hereafter “us,” “we”, the “Registrant” or the “Partnership”), to written comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 18, 2014 with respect to the Partnership’s Registration Statement on Form F-1 filed with the Commission on July 14, 2014, File No. 333-196907 (the “Registration Statement”), as well as oral comments received by the Partnership from the Staff with respect to the Partnership’s forecast of cash available for distribution that is included in the Registration Statement.

For your convenience, each response to the Staff’s written comments is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Further, the Partnership hereby submits as Exhibit A hereto, for the Staff’s convenience, certain pages of the Registration Statement reflecting the changes that have been made in response to the Staff’s written and oral comments. The pages attached as Exhibit A will be included in the Partnership’s Amendment No. 3 to the Registration Statement.

Response Letter Dated July 14, 2014

Exhibit A

1.	At the top of the page you state: “Upon consummation of this offering, the selling unitholder will own 56.5% of our outstanding common and subordinated units (or 50.0% of our outstanding common and subordinated units if the underwriters’ option to purchase additional common units is exercised in full).” It appears you calculated the percentages indicated in this disclosure excluding the number of units expected to be held by the general partner, 821,429 units. As a result, the percentages here do not correspond with the ownership percentages depicted in the tabular presentation on page 13. Please revise all corresponding ownership percentages throughout Exhibit A to be consistently based on the total number of units expected to be outstanding, as depicted on page 13.

Response: We acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure accordingly. For example, please see the disclosure on pages 17, 41, and 158.

Capitalization, page 56

2.	Please provide us with detailed calculations for each of the pro forma equity component amounts presented.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and advise the Staff that we calculated Total owner’s equity/partner’s equity by taking our historical figure of $652.8 million and adding $233.5 million of intercompany loans which will be converted to equity and subtracting $57.3 million of cash which will be distributed and arriving at a figure of $829.0 million.

We further calculated Total Equity less non-controlling interest attributable to third parties (which is not a line item in the Capitalization table) by taking the figure of $829.0 million and subtracting our pro forma non-controlling interest attributable to third parties of $50.6 million to arrive at $778.4 million. We multiplied $778.4 million of Total Equity less non-controlling interest attributable to third parties by 36%, which is the economic interest that the Partnership will hold in VTTI Operating, to arrive at $280.2 million.

We calculated each of the following line items by multiplying $280.2 million by the percentage of outstanding units that each category will hold in the Partnership:

Common units—public	$280.2 million*42.6% =	$119.4 million
Common units—selling unitholder	$280.2 million*6.4% =	$17.9 million
Subordinated units—selling unitholder	$280.2 million*49% =	$137.3 million
General partner	$280.2 million*2% =	$5.6 million

Finally, we calculated Owner’s Equity by starting with $778.4 million of Total Equity less non-controlling interest attributable to third parties and multiplying it by the remaining 64% to arrive at $498.2 million, to which we added back the $50.6 million of pro forma non-controlling interest attributable to third parties to arrive at our line item of $548.8 million.

3.	The pro forma amount of Owner’s equity, $585.4 million does not agree with the corresponding amount presented on page P-4, $548.8 million. Additionally, the “Total capitalization” amount of $1,465.6 million does not appear to be mathematically correct. Please revise to eliminate all inconsistencies.

Response: We acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure accordingly. Please see the disclosure on page 56.

Forecasted Results of Operations, page 61

4.	Please tell us why the amounts for the general partner’s and limited partners’ interests in net income do not sum to the amount of net income attributable to parents equity, $21.4 million.

Response: We acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure accordingly. Please see the disclosure on page 61.

Certain Relationships and Related Party Transactions, page 138

5.	Please tell us how the $329 million in cash from the net proceeds received by the selling unitholder for the common units it is selling in the offering was determined.

Response: We acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure to be $327,250,000. The previous value of $329 million was calculated as $350 million less the 6% underwriting discount of $21 million. The current disclosure of $327,250,000 is $350 million less the 6% underwriting discount of $21 million less the 0.5% structuring fee of $1.75 million. Please see the disclosure on page 138.

Securities and Exchange Commission

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean Wheeler at (713) 546-7418.

Very truly yours,

VTTI Energy Partners LP

By:	VTTI Energy Partners GP LLC, its General Partner

By:	/s/ Rubel Yilmaz
Rubel Yilmaz
Chief Financial Officer

cc:	Sean Wheeler (Issuer’s counsel)
Douglass M. Rayburn (Underwriter’s counsel)

Exhibit A